Exhibit 21.1

List of Subsidiaries of Immix Biopharma, Inc.

Name	State/Country of Organization or Incorporation	Ownership Interest
Immix Biopharma Australia Pty Ltd.	Australia	100%
Nexcella, Inc.	Delaware	100	%*

*On May 20, 2024, Nexcella, was merged (the “Merger”) with and into the Company, with the Company as the surviving corporation. The Merger was effected pursuant to Section 253 of the Delaware General Corporation Law (“DGCL”) when the Company filed a Certificate of Ownership and Merger with the Secretary of State of the State of Delaware. Immediately prior to the Merger, the Company owned greater than 95% of the outstanding common stock on a fully diluted basis of Nexcella, par value $0.0001 per share, and 100% of the outstanding shares of each other class of capital stock of Nexcella. Under the DGCL, the only approval required was that of the Company’s Board of Directors for the Merger to become effective. As a result of the Merger, Nexcella ceased to exist and all assets, operations and other property and rights of Nexcella have been succeeded to by the Company.